JNL INVESTORS SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 16, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Investors Series Trust (“Registrant”)
File Nos: 333-43300 and 811-10041
CIK No. 0001121257
Accession No. 0001121257-10-000038 Acceleration Request Pursuant to Rule 461 of the 1933 Act

Dear Commissioners:

We are writing on behalf of the above referenced Registrant with regard to the captioned registration statement, for which registration statement we request an effective date and time of December 27, 2010 at 12:00 p.m. and request acceleration in accordance with Rule 461.  Also, we have filed a letter with the post-effective amendment acknowledging that we will not use the staff review and comment process as a defense in any securities-related litigation against us, as requested.

To our knowledge, no distribution of copies of the post-effective amendment or the prospectus contained therein has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by the Registrant and for regulatory filings.

The Registrant represents that its request is consistent with the public interest and the protection of investors. We are aware of our obligations under the Securities Act of 1933.

Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee	/s/ Thomas J. Meyer
Susan S. Rhee	Thomas J. Meyer
Vice President, Counsel & Secretary	Manager and Secretary
JNL Investors Series Trust	Jackson National Life Distributors LLC